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                        Filing under Rule 425
                        ---------------------

                        Filer: Burlington Northern Santa Fe Corporation Companies that are the subject of the filing:
                                Canadian National Railway Company
                                North American Railways, Inc.
                        Registration Statement No. 333-94397



[LOGO OF BNSF]                                                 NEWS



Contact:  Richard Russack                               FOR IMMEDIATE RELEASE
          (817) 352-6425


                       BNSF Chairman/CEO Krebs Urges STB
                    To Protect Competition, Not Competitors,
            In Accepting Proposals for Future Railroad Combinations

     FORT WORTH, Texas, February 29, 2000 - Today, Robert D. Krebs, Chairman and Chief Executive Officer of Burlington Northern Santa Fe Corporation (BNSF), submitted his testimony, as required, for presentation on March 7 in Washington, D.C. at the four-day public hearing to be held by the Surface Transportation Board (STB) to discuss recent major railroad consolidations and the present and future structure of the North American railroad industry.

     Among the major points made by Mr. Krebs in his testimony are:

     "In an 'Open Letter to Shippers,' four of our railroad competitors implied that they would like the STB to 'do something' to prevent another round of railroad mergers from occurring now, and have implied that our proposal should not even be considered on the merits at this time." Mr. Krebs said the proper role of regulation of such transactions is to protect competition, not competitors.

     "There are three reasons why it would be a huge mistake if the federal government were to take on a central economic planning role for railroads that would dictate and regulate the timing of when corporate transactions in the U.S. industry could even be considered.

     1. "No other industry in the United States has to receive the government's permission to propose a corporate transaction. It would significantly disadvantage our ability to attract investment capital to the railroad industry, if we could not explore potential transactions without government approval to do so... One way to accomplish rail system efficiencies is through appropriate rail consolidations negotiated in a competitive environment that are shown to satisfy the Board's public interest balancing test.

                                    -more-
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Krebs Urges STB to Protect Competition/Page Two

        2. "The STB regulations and precedents ensure a vigorous review of the merits whenever a rail control transaction is proposed. Your policy statement for merger or common control of two or more Class I railroads confirms that the STB encourages mergers and consolidations that are shown to be in the public interest and consistent with the National Rail Transportation Policy. Certainly, the proposed CN/BNSF combination meets those criteria. The law was recently amended to provide that the STB must decide to approve or reject any proposed consolidation transaction within 16 months of the filing of the application. This amendment confirms the intent of Congress to see the benefits of good transactions flowing to the public sooner rather than later, and also confirms Congressional intent that bad transactions should be rejected promptly.

        3. "Shippers deserve prompt but thorough review of transactions that may benefit them. It is obvious that our competitors do not want the STB to prevent future mergers and combinations; they just want the Board to intervene to delay the consideration of our proposal and, thus, indirectly, control the timing of any future transactions they might wish to contemplate.

            "In their Open Letter to Shippers, these railroads acknowledge that 'fewer railroads, coupled with improved business processes and new technology, should allow us to provide more reliable seamless interline service.' Therefore, why is it in the public interest to delay consideration of whether any specific transaction, ours included, will offer shippers 'more reliable seamless interline service?' Isn't it in the public interest to review proposed transactions as they arise and, if they are found to be beneficial, to expedite the realization of those benefits for shippers? That is not to say that I agree with the forecast of our competitors that they will be 'forced' into another round of rail mergers if our transaction is approved."

     Mr. Krebs includes in his testimony evidence of how the BNSF merger, which became effective in September 1995, has delivered the substantial benefits that were promised to shippers, unlike recent mergers which have caused shippers to feel shortchanged. He said, "Our experience should also dispel the myth that shippers have not realized benefits from recent mergers. Our shippers, employees and owners have clearly benefited from the BNSF transaction in every category of safety, business growth, customer service, transportation value, efficiencies, employment security, financial performance, expanded capacity and investment in equipment."

                                    -more-
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Krebs Urges STB to Protect Competition/Page Three

     In closing his testimony, Mr. Krebs reiterated, "The importance of letting the market work to identify potentially beneficial rail industry transactions without central planning of the railroad industry by the federal government...The government has a very important role in judging the public interest of each transaction presented to it, and considering the merits in a timely way. The STB should affirm its confidence in its existing processes, and continue to apply the law and its precedents in an even-handed and timely manner."

     Mr. Krebs urged the STB to ensure that the heightened concern of the nation's shippers, our valued customers, are addressed as part of their review of the proposed BNSF/CN combination and the outcome of all rail consolidations, by focusing on four factors along with other traditional public-interest balancing considerations. The factors are:

        1. "Are the applicants already providing good service to their customers, and does their proposal risk endangering their current level of service to their customers or to the nation's rail system?

        2. "Are the applicants taking steps to address the needs of shippers by making effective commitments on continued service and competitive options as part of a credible operating plan?

        3. "Are the applicants now financially stable and operating efficiently?

        4. "Does the nature of the proposed transaction and its financial structure involve the assumption of substantial debt or otherwise result in a combined firm that is unlikely to be able to make sustained capital investments over the time necessary to meet the needs of its customers?"

     The full testimony of Mr. Krebs will be made available at the hearing on March 7 and will be posted on the BNSF web site at http://bnsf.com.
                                                   ---------------

     Through its subsidiary, The Burlington Northern and Santa Fe Railway Company, BNSF, headquartered in Fort Worth, Texas, operates one of the largest rail networks in North America, with 33,500 route miles of track covering 28 states and two Canadian provinces.

North American Railways, Inc., and CN have filed a registration statement on Form F-4/S-4 with the Securities and Exchange Commission (SEC) in connection with the securities to be issued in the combination. The registration statement has not been declared effective. This filing also includes the preliminary proxy statement for the shareholders meetings to be held for approval of the combination. Investors should read this document, and other documents filed with the SEC by BNSF, CN and North American Railways, Inc., about the combination, because they contain important information. These documents may be obtained for free at the SEC's Web site, www.sec.gov. Other filings made by BNSF on Forms 10-
                            -----------
K, 10-Q and 8-K may be obtained for free from the BNSF Corporate Secretary's office at (817) 352-6856. Other filings made by CN on Forms 40-F and 6-K may be obtained for free from the CN Corporate Secretary's office at (514) 399-6569. For information concerning participants in BNSF's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by BNSF on Schedule 14A under Rule 14a-12.

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